April 22, 2010

Larry Spirgel

Securities and Exchange Commission

Re: Singular Chef, Inc.

Registration Statement on Form S-1

Filed on April 9, 2010

File No. 333-161240

Re: Letter dated April 15, 2010

Thank you for your comments and assistance on our filing, as per your additional suggestions please find an outline of the amendments made to the above referred Document.

Description of our Services

We have revised our registration statement, including this section, to delete any reference to 5 subscribers per day.

Statement of Cash Flows

We have revised the statement of cash flows for the fiscal year to present the proceeds from the subscription receivable in the period it was received in accordance with your recommendation. In addition, we have deleted the line items, “Proceeds from sale of common stock” and “Subscription Receivable”.

Sincerely,

/s/ Sylvain Petrari

     Sylvain Petrari

         President

' (775) 321-8247

www.singularchef.com

Nevada